Jonathan Harwell	John M. Brittingham	Alix Coulter Cross	Jeffrey J. Miller
Lin S. Howard *	Susan V. Sidwell	Kris Kemp	J. David McDowell
Ernest E. Hyne II	John F. Blackwood	J. Greg Giffen	D. Matthew Foster
Craig V. Gabbert, Jr.	D. Alexander Fardon	Leslie B. Wilkinson, Jr.	Jacob A. Feldman
Mark Manner	Michael R. Hill	David P. Cañas	Renee M. Bacon
Glen Allen Civitts	David Cox	Tracy M. Lujan
Glenn B. Rose	Curtis Capeling	Jonathan Stanley
John N. Popham IV	Barbara D. Holmes	Kenneth S. Byrd	*Of Counsel
May 4, 2009
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Advocat Inc. Revised Preliminary Proxy Statement on Schedule 14A filed April 29, 2009 File No. 001-12996
Dear Ms. Duru:
     On behalf of our client, Advocat Inc. (the “Company”), this is written in response to your letter dated May 4, 2009 regarding the Company’s filing referenced above. Our responses are keyed to the comments in your letter. As requested in your letter, this letter is being filed on EDGAR.
Revised Preliminary Proxy Statement
SEC Comment
General
1.	We note your response to comment 8. Replacement nominees who are unnamed and to be designated by you at a later date are not bona fide nominees. Rule 14a-4(d)(1) does not confer the authority to vote for any person who is not a bona fide nominee. Rule 14a-4(c)(5), which only describes the circumstances under which discretionary authority may be used, does not operate to waive other proxy disclosure requirements or Rule 14a-4(d). Please revise your proxy statement to expressly disclose that should the company nominate replacement nominees, it will file an amended proxy statement that, as applicable, (1) identifies the replacement nominees, (2) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees. See Exchange Act Rule 14a-4(d) and Item 7 of Schedule 14A.
Company Response
The Company has revised the preliminary proxy by adding the following on page 7:

315 Deaderick Street, Suite 1800       Nashville, Tennessee 37238-1800
phone 615-256-0500       fax 615-251-1059       www.h3gm.com

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
May 4, 2009

What happens if a nominee refuses or is unable to stand for election?
The Board may reduce the number of seats on the Board or designate a replacement nominee. If the Board designates a replacement nominee, we will file and deliver an amended proxy statement that, (1) identifies the replacement nominee, (2) discloses that such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the information with respect to the replacement nominee that is required to be disclosed by the Securities and Exchange Commission’s proxy solicitation rules of the Exchange Act. Only after such supplemental disclosure will the shares represented by proxy be voted FOR the replacement nominee. The Board presently has no knowledge that any nominee will refuse, or be unable, to serve.
Advocat is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 251-1083 or L. Glynn Riddle, Jr., Advocat’s Chief Financial Officer at (615) 771-7575 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

HARWELL HOWARD HYNE GABBERT & MANNER, P.C.

/s/ Susan V. Sidwell

Susan V. Sidwell

SVS/led

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
May 4, 2009

Appendix A
Advocat hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
/s/ L. Glynn Riddle, Jr.
L. Glynn Riddle, Jr.
Chief Financial Officer